Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 of Range Resources Corporation and in the related Prospectuses, related to the registration of additional shares under the Company’s 2005 Equity-Based Compensation Plan, of (i) our report dated February 26, 2007 (except Note 4 and 17, as to which the date is June 18, 2007), with respect to the consolidated financial statements of Range Resources Corporation included in the Form 8-K dated June 19, 2007, and (ii) of our report dated February 26, 2007 with respect to Range Resources Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Range Resources Corporation included in the Annual Report for the year ended December 31, 2006, both filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Fort Worth, Texas
June 18, 2007